SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August 2005

Royal Dutch Shell plc

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

Royal Dutch Shell plc

4 August 2005

Shell appoints Jorma Ollila as new Chairman

The Board of Directors of Royal Dutch Shell plc is pleased to announce the appointment of Jorma Ollila, currently Chairman and CEO of Nokia, to succeed Aad Jacobs as the company’s Non-Executive Chairman. The appointment will be effective from 1 June 2006.Mr Ollila joined Nokia in 1985 and took the helm in 1992. As Nokia CEO he presented an ambitious strategy that successfully restructured the former industrial conglomerate and, along with his team, accelerated its growth into one of the most successful companies in both the mobile phone and telecommunications infrastructure markets. Mr Ollila will step down as CEO at Nokia on 1 June 2006.

Jorma Ollila’s initial career prior to Nokia was in banking at Citibank in London and Helsinki. He also has extensive experience as a non-executive director, including currently with the Ford Motor Company.

Commenting on Mr Ollila’s appointment, Lord Kerr of Kinlochard, Shell Deputy Chairman and Senior Independent Director who led the Search Committee, said “We were looking world-wide for a Chairman with international standing, a global outlook, and proven success in managing a complex organization. In Jorma Ollila we found all these qualities, and more”.

Jeroen van der Veer, Shell Chief Executive said “Jorma Ollila will be an excellent Chairman. He comes to us with a wealth of valuable experience and an excellent record of success. We are sure that we have found the best person for the job”.

Mr Ollila commented, “I look forward to working closely with Jeroen van der Veer and the Royal Dutch Shell Board. This is a wonderful opportunity with a great global company at a pivotal time for the energy industry. I look forward to being part of the team in The Hague”.

Media enquiries:

UK/USA/International: Stuart Bruseth	+44 20 7934 6238
Simon Buerk	+44 20 7934 3453
Bianca Ruakere	+44 20 7934 4323
Lisa Givert	+44 20 7934 2914
Susan Shannon	+44 20 7934 3277
Netherlands:
Henk Bonder	+31 70 377 8750

Institutional Investor enquiries

UK:
Gerard Paulides	+44 20 7934 6287
Europe:
Edzard van Loon	+31 70 377 4539
USA:
Harold Hatchett	+1 212 218 3112

Jorma Ollila biographical notes

Jorma Ollila was born on August 15, 1950, in Seinäjoki, Finland.

After school in Finland and the United Kingdom (Atlantic College) he earned a master’s degree in political science from the University of Helsinki, a master’s degree in economics from the London School of Economics, and a master’s degree in science from the Helsinki University of Technology.

In 1995, he was awarded an honorary doctorate in political science from the University of Helsinki, and in 1998, an honorary doctorate in technology from the Helsinki University of Technology. In 2003, Jorma was elected an Honorary Fellow of the London School of Economics, and was also awarded Honorary Membership of the Institute of Electrical and Electronics Engineers (IEEE).

He is married and has three children. In his spare time, Jorma is a keen tennis player. He speaks three languages Finnish, English and Swedish

Nokia Corporation

1999 -	Nokia, Chairman of the Board and Chief Executive Officer
1992-1999	Nokia, President and Chief Executive Officer
1990-1992	Nokia Mobile Phones, President
1986-1990	Nokia, Senior Vice President, Finance
1985-1986	Nokia, Vice President, International Operations

Citibank

1983-1985	Citibank Oy, Member of the Board of Management
1980-1982	Citibank Oy, Account Officer
1978-1980	Citibank N.A., London, Account Manager, Corporate Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

The Hague, 4 August 2005
Assistant Company Secretary

(M. Edwards)